Exhibit 99.2

KUKE MUSIC HOLDING LIMITED

库客音乐控股有限公司

(Incorporated in the Cayman Islands with limited liability)
(NYSE: KUKE)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held on September 12, 2025, 10:30 am, Beijing Time
(or any adjournment(s) thereof)

Notice is hereby given that an extraordinary general meeting of shareholders (the “EGM”) of Kuke Music Holding Limited (the “Company”) will be held at 10:30 am on September 12, 2025, Beijing Time at 25-1, Beijing Music Industrial Park, Heizhuanghu Road, Chaoyang District, Beijing, 100020 People’s Republic of China, for the purpose of considering and, if thought fit, passing and approving the following resolutions:

Proposal 1: Amendment of Voting Rights of Class B Ordinary Shares

Resolved as a special resolution (which shall also include the affirmative votes of holders of at least a majority of the Class A Ordinary Shares of par value US$0.001 each (the “Class A Ordinary Shares”), being entitled so to do, voted in person, by proxy or in the case of any such holder being a corporation, by its duly authorized representative(s)) and subject to the passing of the special resolution at the class meeting of holders of Class B Ordinary Shares of par value US$0.001 each (the “Class B Ordinary Shares”) for approving the amendment to the voting rights of the Class B Ordinary Shares from fifty (50) per Class B Ordinary Shares to one thousand (1,000) per Class B Ordinary Share, that the third amended and restated articles of association of the Company (the “Articles”) be amended in the manner below with effect after the close of the EGM (the “Voting Rights Amendment”):-

(a)	Article 9(b) of the Articles be amended by deleting the words “Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company, and each Class B Ordinary Share shall be entitled to fifty (50) votes on all matters subject to the vote at general meetings of the Company.” and replace therewith “ Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company or approval by written resolutions of Members (where permitted), and each Class B Ordinary Share shall be entitled to one thousand (1,000) votes on all matters subject to the vote at general meetings of the Company or approval by written resolutions of Members (where permitted); and

(b)	Article 66(b) of the Articles be amended by deleting all references to “fifty (50)” and replace therewith the words “one thousand (1,000)”;

so that immediately following the Voting Rights Amendment, Class B Ordinary Share shall be entitled to one thousand (1,000) votes (instead of the existing fifty (50) votes) for each Class B Ordinary Share on all matters subject to the vote at general meetings of the Company or approval by written resolutions of shareholders of the Company (where permitted), and each Class A Ordinary Share will continue to carry one (1) vote per Class A Ordinary Share on all matters subject to the vote at general meetings of the Company or approval by written resolutions of shareholders of the Company (where permitted), and any director and officer of the Company be and is hereby authorised to do all things necessary to give effect to the Voting Rights Amendment.

Proposal 2: Removal of Director

Resolved as an ordinary resolution, that Yu Chen be removed from office as a director of the Company pursuant to Article 85(6) of the Articles with immediate effect (the “Director Removal”).

Proposal 3: Amendment to Permit Written Shareholder Resolutions

Resolved as a special resolution, that the Articles be amended in the manner below with effect immediately after the close of the EGM, to permit ordinary and special resolutions of shareholders of the Company to be passed by written shareholder resolutions signed by such majority or all shareholders as permitted under Cayman Islands law (the “Written Resolutions Amendment”):-

(a)	Article 2(1) of the Articles shall be amended by:-

(i)	deleting the definition of “ordinary resolution” and replacing therewith the following new definition of “ordinary resolution”:-

““ordinary resolution”	a resolution shall be an ordinary resolution when it has been passed by: (i) a simple majority of votes cast by such Members as, being entitled so to do, vote in person or, in the case of any Member being a corporation, by its duly authorised representative or, where proxies are allowed, by proxy at a general meeting of which not less than ten (10) clear days’ Notice has been duly given; or (ii) a written resolution passed by such Members (or Members of a class of shares) holding at least a majority of the total voting power of all shares (or class of shares) in the share capital entitled to vote;”

(ii)	deleting the definition of “special resolution” and replacing therewith the following new definition of “special resolution”:-

“special resolution”	a resolution shall be a special resolution when it has been passed by: (i) a majority of not less than two-thirds of votes cast by such Members as, being entitled so to do, vote in person or, in the case of such Members as are corporations, by their respective duly authorised representative or, where proxies are allowed, by proxy at a general meeting of which not less than ten (10) clear days’ Notice, specifying (without prejudice to the power contained in these Articles to amend the same) the intention to propose the resolution as a special resolution, has been duly given, provided that, except in the case of an annual general meeting, if it is so agreed by a majority in number of the Members having the right to attend and vote at any such meeting, being a majority together holding not less than ninety-five (95) per cent. in nominal value of the shares giving that right and in the case of an annual general meeting, if it is so agreed by all Members entitled to attend and vote thereat, a resolution may be proposed and passed as a special resolution at a meeting of which less than ten (10) clear days’ Notice has been given; or (ii) a written resolution passed by unanimous consent of all Members (or Members of a class of shares) in the share capital entitled to vote.

a special resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required under any provision of these Articles or the Statutes.”

(b)	deleting Article 10 in its entirety and replacing therewith the following new Article 10:-

“10.	Subject to the Law and without prejudice to Article 8, all or any of the special rights for the time being attached to the shares or any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, from time to time (whether or not the Company is being wound up) be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class or by written resolutions of all holders of the shares of that class (if recommended by a majority of the Board). To every such separate general meeting all the provisions of these Articles relating to general meetings of the Company shall, mutatis mutandis, apply, but so that:

(a)	separate general meetings of the holders of a class or series of shares may be called only by (i) the Chairman, or (ii) a majority of the Board (unless otherwise specifically provided by the terms of issue of the shares of such class or series). Nothing in this Article 10 shall be deemed to give any Member or Members the right to call a class or series meeting or to pass written resolutions of all holders of the shares of that class in the absence of any recommendation by the Board;

(b)	the necessary quorum (whether at a separate general meeting or at its adjourned meeting) shall be a person or persons (or in the case of a Member being a corporation, its duly authorised representative) together holding or representing by proxy not less than one-third of the voting power of the issued shares of that class;

(c)	every holder of shares of the class shall be entitled on a poll to one vote for every such share held by him; and

(d)	any holder of shares of the class present in person or by proxy or authorised representative may demand a poll.”

(c)	deleting Article 65 in its entirety and replacing therewith the following new Article 65:-

“WRITTEN RESOLUTIONS OF MEMBERS

65.	An action that may be taken by the Members (or Members of a class of shares) at a meeting (or a class meeting) may also be taken by a resolution consented to in writing, without the need for any notice, but if any resolution of Members (or Members of a class of shares) is adopted otherwise than by the unanimous written consent of all Members (or all Members of a class of shares), a copy of such resolution shall forthwith be sent to all Members (or all Members of a class of shares) not consenting to such resolution. The consent may be in the form of counterparts, each counterpart being signed by one or more Members. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the earliest date upon which Members (or Members of a class of shares) holding a sufficient number of votes of shares to constitute a valid resolution of Members have consented to the resolution by signed counterparts. For the avoidance of doubt, a special resolution must be consented to by all Members entitled to vote in accordance with the Law.”

and any director and officer of the Company be and is hereby authorised to do all things necessary to give effect to the Written Resolutions Amendment.

Proposal 4: Adoption of Fourth Amended and Restated Articles of Association

Resolved as a special resolution, that subject to approvals of Proposals 1 and 3, the proposed fourth amended and restated articles of association of the Company, the form of which is annexed as Exhibit A to this notice of EGM which consolidates all amendments to the Articles described in Proposals 1 and 3 (the “New Articles”), be adopted in their entirety and in substitution for and to the exclusion of the existing third amended and restated articles of association of the Company with effect immediately after the close of the EGM and any director and officer of the Company be and is hereby authorised to do all things necessary to give effect to the adoption of the New Articles.

By order of the Board

/s/ He Yu

He Yu

Chairman

Dated: August 25, 2025

Registered Office:

c/o Conyers Trust Company (Cayman) Limited
Cricket Square, Hutchins Drive
P.O. Box 2681
Grand Cayman KY1-1111
Cayman Islands

Exhibit A

Fourth Amended and Restated Articles of Association